SECURITIES AND EXCHANGE
                                   COMMISSION

                                Washington, D. C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION

                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE
                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                      *****
                                                                File No. 69-291

                         Texas-New Mexico Power Company
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

     1. The name, State of organization, location and nature of business of claimant and every subsidiary thereof:

                                   State of                    Location and
          Name                   Organization                 Nature of Business
          ____                  ______________                __________________

Texas-New Mexico Power Company       Texas                   P. O. Box 2943
                                                             Ft. Worth, Texas
                                                             76113
                                                             Electric Utility/
                                                             Holding Company

Texas Generating Company             Texas                   P. O. Box 2943
                                                             Ft. Worth, Texas
                                                             76113
                                                             Special purpose
                                                             corporation

Texas Generating Company II          Texas                   P. O. Box 2943
                                                             Ft. Worth, Texas
                                                             76113
                                                             Special purpose
                                                             corporation

     2. Following is a brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company
(TGC) and Texas Generating Company II (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

     Texas-New Mexico Power Company (TNMP) serves approximately 222,000 customers in a total of 85 municipalities and adjacent rural areas. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

     Within Texas, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP has three operating regions throughout Texas. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. The regions located in the State of Texas are as follows:

               * North Central Region. Electric transmission and distribution systems serving 56 communities in northeastern and central Texas. The region is based at Lewisville, Texas.

               * Gulf Coast Region. Electric transmission and distribution systems serving 14 communities in southeastern Texas. The region is based at Texas City, Texas.

               * Mountain Region. Electric transmission and distribution system serves 6 communities in southwestern Texas and 9 communities in southern New Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.

     Generating facilities owned by TNMP and the subsidiaries are located within Robertson County, Texas, which is in the central part of Texas. The generating facilities are referred to as 150 MW, circulating fluidized bed units currently using lignite as the fuel source. TNMP owns two units. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. Electricity from these units is sold by TNMP solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines which deliver or receive electricity at the border of Texas.

     Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. A portion of the Mountain Region serves southern New Mexico, as described above.

     3. Certain information, for the calendar year 1997 with respect to claimant and its subsidiaries, is provided in the following chart:





(a)    MWH sold:
           Retail                               9,652,131
           Wholesale                              498,038
                                       ___________________
           Total                               10,150,169
                                       ===================

TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b)    MWH sold at retail in (a) above include 1,648,904 MWH sold in New Mexico.

(c)    MWH sold at wholesale in (a) above were within Texas.

(d)    MWH purchased:
           Texas                                6,734,548
           New Mexico                           1,709,442
                                       ___________________
           Total                                8,443,990
                                       ===================

     4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

     Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 1997, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 1997 calendar year, are presented.

     Exhibit B. A Financial Data Schedule for the period ended December 31, 1997, including Item Nos. 1, 2, and 3.

     The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998. Texas-New Mexico Power Company


                                                By /s/ M. S. Cheema
                                                  _______________________
Corporate Seal                                         M. S. Cheema
Attest:                                     Sr. Vice President - Chief Financial
                                                           Officer
/s/ Paul W. Talbot
__________________
Paul W. Talbot
Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:


         Paul W. Talbot                                       Secretary
         ______________                                       _________
               Name                                            Title


                      P. O. Box 2943, Fort Worth, Texas  76113
                      ________________________________________
                                    Address

                                                                      Exhibit A

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                    CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                      For the Year Ended December 31, 1997
                             (Amounts in Thousands)


                                                                                                Texas-New
                                         Texas-New      Texas        Texas                     Mexico Power
                                       Mexico Power  Generating    Generating    Consolidating   Company
                                         Company       Company     Company II        Entries   Consolidated
                                      --------------------------------------------------------------------

OPERATING REVENUES                    $   580,693   $     4,312   $     5,625   $    (9,937)  $   580,693
                                      ------------  ------------  ------------  ------------  ------------

OPERATING EXPENSES:
  Purchased power                         261,043                                                 261,043
  Fuel                                     41,730                                                  41,730
  Other operating and maintenance          94,231                                    (9,937)       84,294
  Depreciation of utility plant            28,914         4,312         5,625                      38,851
  Taxes other than income taxes            33,260                                                  33,260
  Income taxes                             21,964            98                                    22,062
                                      ------------  ------------  ------------  ------------  ------------
   Total  Operating  Expenses             481,142         4,410         5,625        (9,937)      481,240
                                      ------------  ------------  ------------  ------------  ------------

NET OPERATING INCOME (LOSS)                99,551           (98)            -             -        99,453
                                      ------------  ------------  ------------  ------------  ------------

OTHER INCOME (LOSS):
  Other income and deductions, net          1,017             8             6            89         1,120
  Income  taxes                               262            (3)           (2)                        257
                                      ------------  ------------  ------------  ------------  ------------
   Other income (loss), net of taxes        1,279             5             4            89         1,377
                                      ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) BEFORE INTEREST
   CHARGES                                100,830           (93)            4            89       100,830
Interest charges                           56,912                                                  56,912
                                      ------------  ------------  ------------  ------------  ------------
NET INCOME (LOSS)                          43,918           (93)            4            89        43,918
Dividends  on  preferred  stock               158                                                     158
                                      ------------  ------------  ------------  ------------  ------------
INCOME (LOSS) APPLICABLE TO
  COMMON STOCK                        $    43,760   $       (93)  $         4   $        89   $    43,760
                                      ============  ============  ============  ============  ============

                                                                      Exhibit A

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1997
                             (Amounts in Thousands)


                                                                                                Texas-New
                                         Texas-New      Texas        Texas                     Mexico Power
                                       Mexico Power  Generating    Generating    Consolidating   Company
                                         Company       Company     Company II        Entries   Consolidated
                                      --------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996          $    65,308   $   (54,682)  $   (25,161)  $    79,843   $    65,308
  Net income (loss)                        43,918           (93)            4            89        43,918
  Dividends on preferred stock               (158)                                                   (158)
  Dividends on common stock               (44,300)                                                (44,300)
                                      ------------  ------------  ------------  ------------  ------------
BALANCE AT DECEMBER 31, 1997          $    64,768   $   (54,775)  $   (25,157)  $    79,932   $    64,768
                                      ============  ============  ============  ============  ============


                                                                      Exhibit A

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1997
                             (Amounts in Thousands)

                                                                                                Texas-New
                                         Texas-New      Texas        Texas                     Mexico Power
                                       Mexico Power  Generating    Generating    Consolidating   Company
                                         Company       Company     Company II        Entries   Consolidated
                                      --------------------------------------------------------------------
ASSETS
UTILITY PLANT                         $   854,770   $   170,000   $   212,750   $         -   $ 1,237,520
Less:  accumulated depreciation           248,137        31,524        34,609                     314,270
                                      ------------  ------------  ------------  ------------  ------------
  Net Utility Plant                       606,633       138,476       178,141             -       923,250
                                      ------------  ------------  ------------  ------------  ------------

INVESTMENT IN SUBSIDIARY COMPANIES        (79,912)                                   79,912             -
TNP ONE REPLACEMENT NOTES                 417,750                                  (417,750)            -
OTHER PROPERTY AND INVESTMENTS,
  at cost                                     214                                                     214
CURRENT ASSETS:
  Cash and cash equivalents                 2,470           159           143                       2,772
  Customer accounts receivable                460                                                     460
  Other accounts receivable               111,355        35,147       142,904      (287,524)        1,882
  Other  current assets                     6,852                                                   6,852
  Deferred purchased power and fuel
    costs                                   2,570                                                   2,570
                                      ------------  ------------  ------------  ------------  ------------
    Total current assets                  123,707        35,306       143,047      (287,524)       14,536
                                      ------------  ------------  ------------  ------------  ------------
DEFERRED CHARGES                           29,006                                                  29,006
                                      ------------  ------------  ------------  ------------  ------------
                                      $ 1,097,398   $   173,782   $   321,188   $  (625,362)  $   967,006
                                      ============  ============  ============  ============  ============

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common shareholder's equity:
    Common  stock                     $       107   $        10   $        10   $       (20)  $       107
    Capital in excess of par value        222,146                                                 222,146
    Retained  earnings                     64,768       (54,775)      (25,157)       79,932        64,768
                                      ------------  ------------  ------------  ------------  ------------
      Total common shareholder's
       equity                             287,021       (54,765)      (25,147)       79,912       287,021
  Redeemable cumulative preferred
   stock                                    3,240                                                   3,240
  Long-term debt, less current
   maturities                             477,900       205,000       212,750      (417,750)      477,900
                                      ------------  ------------  ------------  ------------  ------------
    Total capitalization                  768,161       150,235       187,603      (337,838)      768,161
                                      ------------  ------------  ------------  ------------  ------------
CURRENT LIABILITIES:
  Current maturities of long-term debt        100                                                     100
  Accounts payable                        115,431        50,599       146,353      (287,524)       24,859
  Other current  liabilities              121,448       (43,112)      (30,865)                     47,471
                                      ------------  ------------  ------------  ------------  ------------
    Total current liabilities             236,979         7,487       115,488      (287,524)       72,430
                                      ------------  ------------  ------------  ------------  ------------
REGULATORY TAX LIABILITIES                  7,139          (537)         (284)                      6,318
ACCUMULATED DEFERRED INCOME TAXES          46,107        16,597        18,381                      81,085
ACCUMULATED DEFERRED ITC                   21,286                                                  21,286
DEFERRED CREDITS                           17,726                                                  17,726
                                      ------------  ------------  ------------  ------------  ------------
                                      $ 1,097,398   $   173,782   $   321,188   $  (625,362)  $   967,006
                                      ============  ============  ============  ============  ============


                                                                      Exhibit B

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
              (a wholly owned subsidiary of TNP Enterprises, Inc.)
                             Financial Data Schedule
                     For the Period Ending December 31, 1997
                             (Amounts in Thousands)


 Item No.                 Caption Heading                     Amount
------------      ------------------------------         -------------------

       1                Total Assets                     $    967,006

       2                Total Operating Revenues              580,693

       3                Net Income (Loss)                      43,918